December 12, 2018

John Stickel
Justin Dobbie
Division of Corporation Finance
Office of Transportation and Leisure
U.S. Securities and Exchange Commission
Washington, DC 20549

         Re:  United Rail, Inc.
Amendment No. 3 to
Offering Statement on Form 1-A Filed November 21, 2018
File No. 024-10838

Dear John and Justin:

On behalf of United Rail, Inc. (the "Company"), we respond as follows to the Staff's comment letter, dated November 15, 2018, relating to the above-captioned Offering Statement on Form 1-A ("Offering Statement").

Please note that for the Staff's convenience, we have recited each of the Staff's comments in italics and provided the Company's response to each comment immediately thereafter.

Amendment No 3 to Form 1-A filed November 21, 2018 General

1.
We note your response to our prior comment 1 that the company properly suspended its Section 15(d) reporting obligations. Please provide us with the basis for this conclusion. In that regard, we note that the company stated that it had 345 holders of record as of July 8, 2015. Refer to Section 15(d)(1) of the Exchange Act.

When the company filed Form 15 on July 8, 2015, the Company checked Rule 12g – 4(a)(1) by error. It should have been Rule 12g-4(a)(2) since the company had more than 300 but less than 500 stockholders. The company's intent was clearly to file Under Rule 12g-4(a)(2), which provides for termination of registration for a company which has "fewer than 500 persons where the total assets of the issuer have not exceeded $10 million on the last day of each of the issuer's most recent three fiscal years". In that event, the termination of registration of a class of securities under section 12(g) shall take effect 90 days after the issuer certifies to the Commission on Form 15.

The company thought it properly suspended its Section 15(d) reporting obligations.

Since it was a mistake the company is willing to refile Form 15 to correct the error if needed. Please advise.

The Company and its management acknowledge that they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (702) 481-2343 with any questions.

Sincerely,

/s/ Michael Barron